STATE OF DELAWARE

CERTIFICATE OF INCORPORATION

A STOCK CORPORATION

FIRST:      The name of the corporation is Strike Axe, Inc.

SECOND:      Its registered office in the State of Delaware is located at 160 Greentree Dr., Suite 101, Dover, DE 19904. The registered agent in charge thereof is National Registered Agents Inc., Kent County

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of the Corporation is One Hundred and Ten million (110,000,000) shares, of which Ten Million (10,000,000) shares shall be Preferred Stock, par value $0.0001 (hereinafter the "Preferred Stock"), and One Hundred Million (100,000,000) shares shall be common stock, par value $0.0001 (hereinafter the "Common Stock").

FIFTH:     The name and mailing address of the incorporator are as follows:

John F. Heskett

501 South Johnstone, Suite 501

Bartlesville OK 74003

SIXTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SEVENTH: The Corporation shall be perpetual unless otherwise decided by a majority of the board of directors.

EIGHTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

NINTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the Laws of Delaware.

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 5* day of August, A.D. 2007.

/s/ John Heskett___________

John Heskett, Incorporator